September 14, 2006
VIA EDGAR
Ms. Cecilia D. Blye
Office of Global Security Risk
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549

Re:	Medtronic, Inc.
Form 10-K for The Fiscal Year Ended April 28, 2006
Filed June 28, 2006
File No. 1-07707
Dear Ms. Blye:
     Please find below Medtronic, Inc.’s responses to your comments as noted in your letter to Medtronic, Inc. (“Medtronic” or the “Company”) dated August 23, 2006. We refer to the telephone conversation between Ms. Ruilin Li of Fredrikson and Byron P.A. and Mr. Pradip Bhaumik of your Office, pursuant to which Medtronic requested and received an extension to submit responses on or before September 15, 2006.
1.	We note from your corporate website that you operate in the Middle East through a network of distributors, and that the countries you cover in that region include Iran, Sudan, and Syria. Iran, Sudan, and Syria are identified as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions. Your Form 10-K does not contain any information regarding your operations in or other contacts with these countries.

Please describe to us in reasonable detail your past, current, and anticipated operations in and other contacts with each named country, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Discuss specifically the extent to which you sell or distribute into these countries products medical or other equipment or devices, technology, or services. Describe the distribution arrangements, and any marketing or professional support activities, associated with these countries. Discuss any dealings with the governments of these countries, or with entities controlled by or affiliated with those governments.

Ms. Cecilia D. Blye
September 14, 2006

Medtronic Response to Comment 1:
A description in reasonable detail of Medtronic’s operations in Iran, Sudan and Syria are provided below.
As background, the foreign-incorporated subsidiaries of the Company that have engaged in business dealings pertinent to your Office’s inquiry are (1) Medtronic Trading NL B.V. (“Medtronic Trading”), a wholly-owned, indirect subsidiary of Medtronic incorporated in The Netherlands,1 and (2) Medtronic Mediterranean SAL, a wholly-owned subsidiary of Medtronic incorporated in Lebanon, which operates a small sales office in Beirut. Medtronic Trading’s European Operation Centre (“EOC”) is the major distribution and inventory management center for most of the Company’s sales in Europe, the Middle East, and Africa. Since January 1, 2003, the EOC has been located in Heerlen, The Netherlands.
Please note that the Company and its foreign affiliates supply any humanitarian products to parties in U.S.-sanctioned markets in full compliance with applicable U.S. and local laws. For several years, the Company has had in place an Export Management Program that helps ensure the Company’s compliance with sanctions constraints administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, and the U.S. Commerce Department’s Bureau of Industry and Security, or BIS.
Operations in Iran
Medtronic Trading sells a broad range of medical devices and surgical tools, namely products from Medtronic’s Cardiac Rhythm Disease Management (CRDM), Spinal and Navigation, Vascular, Diabetes, Cardiac Surgery, and ENT (including Neuro Technological) operating segments, to distributors of those products, including two companies who purchase devices on behalf of the Iranian Ministry of Health for use in hospitals in Iran. We believe the distributors then sell our products to hospitals in Iran. Sales to such distributors in Iran in Medtronic’s fiscal year ended April 28, 2006 were approximately $13.6 million.
Our marketing and support activities and dealings with the government in Iran are described in the last paragraph of our responses to comment No. 1.
Operations in Sudan
Medtronic Trading sells a limited number of medical devices and surgical tools, namely products from its CRDM, Spinal and Navigation, Neurological, Vascular, Diabetes, Cardiac Surgery, and ENT operating segments, to a distributor. We believe the distributor then sells our devices to Sudanese hospitals. Sales to the distributor in Sudan in Medtronic’s fiscal year ended April 28, 2006 were approximately $219,000.

1 Medtronic Trading NL B.V., a sister company of Medtronic B.V., was established in October 2005 as a result of an internal corporate reorganization. Prior to late October 2005, Medtronic’s wholly-owned subsidiary incorporated in The Netherlands, Medtronic B.V., was the party that engaged in certain, limited business dealings pertinent to your Office’s inquiry.

Ms. Cecilia D. Blye
September 14, 2006

Our marketing and support activities and dealings with the government in Sudan are described in the last paragraph of our responses to comment No. 1.
Operations in Syria
Medtronic Trading sells medical devices, namely products from its Spinal and Navigation operating segment, to a distributor, and diabetes products from its Diabetes operating segment through another distributor. We believe these distributors then sell our products to hospitals in Syria. Sales to such distributors in Syria in Medtronic’s fiscal year ended April 28, 2006 were approximately $58,000.
Marketing and Support Activities in Iran, Sudan and Syria
Medtronic’s marketing and support activities in Iran, Sudan and Syria are coordinated through Medtronic Mediterranean SAL. The activities include limited contact by local, non-U.S. employees of that office with distributors in those countries related to processing of orders received at that office. Sales of Medtronic products to the distributors in Iran, Syria and Sudan are concluded and shipped through EOC. To our knowledge and except as mentioned above, we have no dealings with the governments of those countries, or with entities controlled by or affiliated with those governments.
2.	Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether those operations or contacts, individually or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida mandates issuers to disclose in their prospectuses any

Ms. Cecilia D. Blye
September 14, 2006

business contacts with Cuba or persons located in Cuba. Illinois, Oregon, Maine and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having operations in, or other business contacts with, Iran, Sudan, and Syria.
Medtronic Response to Comment 2:
Based on an assessment of both quantitative and qualitative factors, Medtronic believes that our operations in Iran, Sudan and/or Syria are not material to Medtronic and do not constitute a material investment risk to our security holders. In assessing materiality of such operations, we considered materiality based on quantitative factors as well as qualitative factors that a reasonable investor would deem important in making an investment decision in Medtronic securities, including the potential impact on Medtronic’s reputation and share value.
We refer the Staff to our response to comment No. 1 for a description of the Company’s sales in each named country in fiscal year 2006. In aggregate, Medtronic’s total sales in Iran, Sudan and Syria were approximately $13.88 million, which is approximately 0.12% of Medtronic’s total sales in fiscal year 2006 of $11.3 billion. Therefore, Medtronic respectfully advises the Staff that our operations or contacts in those countries, individually or in the aggregate, are quantitatively immaterial to our security holders, our business, or our financial condition and results of operations.
In addition, qualitative factors do not render our operations in Syria, Iran and Sudan material. As stated above, our limited humanitarian business in these markets is conducted in full compliance with applicable U.S. and local laws. We believe the various products we sell in these country are strictly used for medical purposes and do not have an alternative use. In light of the humanitarian nature of our products and the patient community that benefits from our products, we do not believe that these operations have materially affected our reputation or share value or that they constitute a material investment risk to our security holders.
Medtronic is aware of the legislation and guidelines referred to by the Staff that have been adopted by certain states and organizations permitting or requiring divestment from, or reporting of interests in, companies that do business with certain U.S.-designated state sponsors of terrorism. We do not believe that such legislation has, to date, had a material impact on Medtronic’s reputation or share value. Medtronic will continue to monitor the status of this legislation, as well as legislation proposed, but not yet enacted by several other states, and whether it may have any material impact on Medtronic and our security holders.

Ms. Cecilia D. Blye
September 14, 2006

3.	A public media report dated April 1, 2000 indicates that you attended a trade show in Cuba, a country identified as a state sponsor of terrorism by the State Department and subject to asset and export controls. To the extent that you have or anticipate any contacts with Cuba, or have had such contacts since the date of the trade show, please provide the same type of information regarding those contacts as is requested in comments 1-2.

Medtronic Response to Comment 3:

Since the date of the trade show, Medtronic has not derived any revenue from sales into Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Medtronic obtained a license in November 2000 from the U.S. Department of Commerce, Bureau of Export Administration (the “D279246 License”), to enter into contracts for the sale of Medtronic implantable cardiac devices and related products to MediCuba, a distributor of medical products in Cuba. The D279246 License expired in November 2002. In November 2002, prior to the expiration of the D279246 License, Medtronic shipped devices to MediCuba in accordance with the D279246 License. While the market value of the medical devices in the shipments was approximately $42,000, these devices were donated by Medtronic to MediCuba for use in Cuban hospitals to serve the needs of the civilian population in Cuba. Two employees from our Latin American subsidiary traveled to Cuba in November 2002 in connection with the supply of our medical devices pursuant to a license issued to Medtronic by the Treasury Department’s Office of Foreign Assets Controls (the “OFAC License”).

To our knowledge, we have no dealings with the government of Cuba, or with entities controlled by or affiliated with the government of Cuba. Except as described above, the Company advises the Staff that it has no operations or other contacts with Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements.

Based on an assessment of both quantitative and qualitative factors, Medtronic believes that our limited contacts with Cuba are not material to Medtronic and do not constitute a material investment risk to our security holders. Quantitatively, the approximately $42,000 worth of medical devices donated by Medtronic to Cuban hospitals were de minimis to the Company’s sales of $7.7 billion in its fiscal year ended April 25, 2003. Qualitatively, the Company believes that because Medtronic was able to obtain the D279246 License and OFAC License and for the same reason that such licenses are made available by the U.S. Department of Commerce and Department of the Treasury for medical devices under appropriate circumstances, there are no material risks to the Company, Company investors, or the Company’s reputation or share value.

Ms. Cecilia D. Blye
September 14, 2006

Pursuant to your request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please contact me at (763) 505-2758.
Sincerely,

/s/ Keyna P. Skeffington
Keyna P. Skeffington Senior Legal Counsel and Assistant Secretary Medtronic, Inc. MS LC300 World Headquarters 710 Medtronic Parkway NE Minneapolis, MN 55432-5604
Phone: (763) 505-2758
Fax: (763) 514-4879
Email: keyna.skeffington@medtronic.com

cc:	Pradip Bhaumik
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission

Arthur D. Collins Jr.
Chairman of the Board and Chief Executive Officer
Medtronic, Inc.

Gary Ellis
Senior Vice President and Chief Financial Officer
Medtronic, Inc.

Terrance Carlson
Senior Vice President, General Counsel and Corporate Secretary
Medtronic, Inc.